UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32732

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMBARQ CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMBARQ CORPORATION

5454 W. 110th STREET

OVERLAND PARK, KS 66211

EMBARQ CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

FOR THE PERIOD FROM PLAN INCEPTION

TO DECEMBER 31, 2006

(With Independent Registered Public Accounting Firm’s Report)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Embarq Corporation Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Embarq Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the period from inception to December 31, 2006. These financial statements are the responsibility of the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the period from inception through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 27, 2007

EMBARQ CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006

ASSETS
Participant cash contributions held by Embarq on behalf of the Plan	$1,527,972

LIABILITIES
Obligation to purchase Embarq common stock	1,484,484
Participant contributions held for future stock purchases	43,488

Total liabilities	1,527,972

NET ASSETS AVAILABLE FOR BENEFITS	$—

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Period from Plan Inception to December 31, 2006

ADDITIONS
Participant contributions	$1,535,708

DEDUCTIONS
Increase in obligation to purchase Embarq common stock	1,484,484
Increase in participant contributions held for future stock purchases	43,488
Refunds of contributions to former participants	7,736

Total deductions	1,535,708

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	—

NET ASSETS AVAILABLE FOR BENEFITS
At inception	—

End of year	$—

See accompanying Notes to Financial Statements.

EMBARQ CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2006

1.	PLAN DESCRIPTION

Embarq Corporation (“Embarq”), a Delaware corporation, established the Employee Stock Purchase Plan (the “Plan”) commencing May 17, 2006, to enable eligible Embarq employees and employees of Embarq’s participating subsidiaries to acquire Embarq common stock at a discounted price. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

As discussed further below, eligible employees may make after-tax contributions which are accumulated in individual participant accounts. The amount in each participant’s account is utilized to purchase whole shares of Embarq common stock, at a 10% discount, at the end of each calendar quarter (the “Purchase Period”). The shares are deposited into the participant’s individual brokerage account. Any amount remaining in the participant’s Plan account after the share purchase is held in this account for share purchases in the next Purchase Period. Both the obligation to purchase shares and the amounts carried forward to the next Purchase Period are reflected as liabilities in the accompanying Statement of Net Assets Available for Benefits. It is expected that all participant contributions will be utilized to purchase Embarq common stock and, accordingly, there are no Plan net assets reflected in the Statement of Net Assets Available for Benefits.

Eligibility

The Plan requires employees to be employed by Embarq or an Embarq participating subsidiary for at least twenty hours per week. Employees whose customary employment with Embarq or a participating subsidiary is five months or less in any calendar year are not eligible to participate. An employee who is on sick leave or other approved leave during a quarter, but who would otherwise be an eligible employee, is eligible to participate under certain conditions. An employee who has taken a hardship withdrawal distribution from one of Embarq’s Retirement Savings Plans within the previous six-month period is not eligible to participate.

Shares Authorized

A total of 850,000 shares of Embarq common stock, par value $.01 per share, are authorized to be sold to Plan participants. In the event of any change, as defined by the Plan, in corporate structure affecting Embarq common stock, the Embarq Board of Directors (the “Board”) may make adjustments in the number, kind and option price of shares available for purchase under the Plan or in the number of shares which a participant is entitled to purchase.

Administration

The Plan is administered by the Compensation Committee of Embarq’s Board of Directors (the “Committee”). The Committee has appointed an individual to serve as the Plan Administrator and has given the Plan Administrator authority to act on behalf of the Committee with respect to day-to-day operations of the Plan. Embarq pays all expenses related to establishing and administering the Plan and purchasing or issuing shares of common stock under the Plan; accordingly, such expenses are not reflected in the accompanying financial statements. Embarq provides various administrative services for the Plan, including maintenance of participants’ payroll and plan enrollment records.

EMBARQ CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2006

Contributions

Upon enrollment, participants elect to have a percentage, not to exceed 20%, of their compensation, as defined by the Plan, deducted on each payday during the Purchase Period. All payroll deductions made for participants are credited to their Plan accounts with a third-party record keeper and are held on behalf of the Plan by Embarq as part of its general corporate funds. Participants may not make lump-sum payments into their accounts and no interest is earned on funds in their accounts.

Share Purchases

At the end of each Purchase Period, the largest possible number of whole shares of Embarq common stock is purchased for each participant who has sufficient funds in his or her account to purchase at least one share of Embarq common stock. The price at which common stock is purchased is 90% of the fair market value, as defined by the Plan, on the last trading day of the Purchase Period. The residual balance in each participant’s account is carried forward and will be available to purchase shares at the end of the next Purchase Period.

No participant may purchase more than 15,000 shares of Embarq common stock during any calendar year. No participant is allowed to purchase shares of Embarq common stock under this Plan if such participant, immediately after any common stock purchase, owns common stock representing five percent or more of the total combined voting power or value of all classes of stock of Embarq or of any of its subsidiaries.

Termination of Participation and Employment

A participant may terminate participation in the Plan at any time prior to the end of a Purchase Period. The balance in the participant’s account will remain in the account and be used for share purchases at the end of that Purchase Period.

Upon termination of employment, the balance in the participant’s account will be paid to the participant as soon as practicable.

Plan Termination

The Board may terminate or make amendments to the Plan to comply with the rules or regulations of any government authority, provided that no termination or amendment adversely affects the rights of any participant in any common stock offering already commenced under the Plan. Certain other events, such as a merger or consolidation in which Embarq is not the surviving corporation, would result in the termination of the Plan. There are no current intentions to terminate the Plan

EMBARQ CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements are presented using the accrual basis of accounting. This method of accounting may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported changes in net assets available for benefits. Actual results could differ from those estimates.

3.	SUBSEQUENT EVENTS

The Plan’s initial Purchase Period was the calendar quarter ending December 31, 2006. On January 11, 2007, Plan participants purchased 31,165 shares of Embarq stock under the Plan. The purchase price of $47.633 represented 90% of the average of the high and low share price on the last trading day of the Purchase Period ending December 31, 2006. The resulting total purchase cost was $1,484,484, resulting in $43,488 of participant contributions that will be held for future stock purchases.

4.	INCOME TAXES

The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements. Additionally, participants will not recognize taxable income and no deduction will be allowable to Embarq upon either a participant’s enrollment in the Plan or the purchase of shares on a participant’s behalf.

EMBARQ CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EMBARQ CORPORATION EMPLOYEE STOCK PURCHASE PLAN

	By	/s/ Pamela L. Winterman
Plan Administrator

Date: June 27, 2007